Exhibit 99.49

DeFi Technologies Inc.’s Wholly Owned Subsidiary Valour Inc. Unveils Ethereum Physical Staking ETP: Simplifying

Staking Innovation for Traditional Investors

●	DeFi Technologies’ subsidiary, Valour Inc., introduces its innovative Ethereum Physical Staking ETP under the EU-wide issuance platform, Valour Digital Securities Limited (VDSL) on XETRA. Tax benefit for investors based in Germany after holding period of one year possible for the first time in ETH.

●	The groundbreaking ETP, with a 1.49% management fee, provides investors with a simplified gateway to Ethereum staking while benefiting from robust security enhancements.

●	Partnership with industry leaders like Copper Markets (Switzerland) AG and Blockdaemon ensures paramount security and a non-custodial staking environment for investors.

Zug, Switzerland and Toronto, Canada, August 22nd, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (“DeFi”), is excited to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched its 1Valour Ethereum Physical Staking ETP, set to redefine and simplify the Ethereum investment landscape. This innovative product aims to harness the essence of Ethereum while offering investors access to additional yield income opportunities.

The 1Valour Ethereum Physical Staking ETP (ISIN GB00BRBMZ19) is issued by Valour’s new EU-wide issuance platform for physically stored digital assets Valour Digital Securities Limited (“VDSL”). This Jersey-based securities issuer has garnered approvals from both Swedish and Jersey regulatory entities and is underpinned by digital assets physically safeguarded by licensed custody providers.

Available for trading on the Frankfurter Wertpapierboerse XETRA, the new staking ETP is poised to simplify network participation for investors. With a fixed yield, undefined expiry and a 1.49% management fee, investors have the potential to earn passive returns, sidestepping the technical challenges involved with staking, and actively contributing towards the evolving DeFi landscape. Enhanced security measures including slashing insurance and full collateralization mean investors benefit from additional transparency and security measures.

Crypto staking represents a cornerstone in blockchain dynamics. It enables enthusiasts to immerse in the governance and consensus of Proof of Stake (PoS) blockchains, earning rewards for their contributions. Contrary to energy-hungry Proof-of-Work systems, PoS networks lean on validators who pledge assets to corroborate and usher new blocks. However, the staking landscape isn’t without its intricacies – validators often grapple with asset lock-ups during bonding periods, as well as enduring unbonding spells prior to rewards being unlocked.

Olivier Roussy Newton, CEO of Valour, comments, “The 1Valour Ethereum Physical Staking ETP exemplifies Valour’s commitment to creating innovative and trustworthy investment vehicles. We understand the challenges and complexities of crypto investments. Our mission is to bridge the gap, providing opportunities to enhance returns which are straightforward for our investors. In addition, all ETPs issued under the VDSL umbrella are endowed with the physical delivery option that might benefit investors based in Germany with a tax benefit after a holding period of one year.”

Partnering with elite entities like the VQF registered Copper Markets (Switzerland) AG for custody and industry stalwart Blockdaemon for staking services, Valour guarantees paramount security, ensuring a consistently collateralized, non-custodial staking environment.

Valour Inc. invites progressive investors to partake in this revolutionary venture, unlocking Ethereum’s potential in the most accessible and safeguarded manner.

In addition to their novel digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and Valour Digital Asset Basket 10, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the launch of the 1Valour Ethereum Physical Staking ETP; the VDSL platform; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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